Exhibit 99.1

FOR IMMEDIATE RELEASE

iClick Interactive Asia Group Limited
Reports 2022 Third-Quarter Unaudited Financial Results

- Enterprise Solutions revenue recorded a 16% QoQ growth –

- Enterprise Solutions’ revenues contribution reached a new record-high of 39% –

Hong Kong, November 30, 2022 -- iClick Interactive Asia Group Limited (“iClick” or the “Company”) (Nasdaq: ICLK), a leading enterprise and marketing cloud platform in China that empowers worldwide brands with full-stack consumer lifecycle solutions, today announced unaudited financial results for the third quarter ended September 30, 2022.

	Three Months Ended September 30,
	2022	2021	Percentage change

	(US$ in thousands)
	(Unaudited)
Financial Metrics:
Revenue
Marketing Solutions	24,987	66,556	(62)%
Enterprise Solutions	16,041	20,261	(21)%
Total revenue	41,028	86,817	(53)%
Gross profit	9,201	21,718	(58)%
Net loss	(19,400)	(2,632)	N/M
Adjusted EBITDA[1]	(8,453)	3,580	N/M
Adjusted net (loss)/income[1]	(10,185)	827	N/M
Diluted adjusted net (loss)/income per American Depositary Shares (“ADS”)[1,2]	(0.10)	0.01	N/M
Operating Metrics:
Gross billing	61,748	195,405	(68)%

1 For more details on these non-GAAP financial measures, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

2 On November 14, 2022, the Company changed the ratio of the ADS representing its Class A ordinary shares from one ADS representing one-half of one Class A ordinary share to one ADS representing five Class A ordinary shares. The diluted adjusted net (loss)/income per ADS as presented in this document has not been retrospectively adjusted to reflect the impact of the ratio change on the ADS.

Jian “T.J.” Tang, Chairman, Chief Executive Officer and Co-Founder of iClick, said, “The Company has maintained a prudent cash position in order to operate in this volatile macro environment and embrace opportunities for potential economic recovery. In the third quarter of 2022, the Company recorded sequential growth in its total revenue with Marketing Solutions revenue increasing slightly and Enterprise Solutions revenue growing by 16% quarter-over-quarter. Our core teams and products remain intact, and we continue to strengthen our capabilities in offering valuable services to our clients. We remain confident that strong demand for digital transformation and online advertising will resume as China’s economy continues to grow.”

Third Quarter 2022 Results:

Revenue for the third quarter of 2022 was US$41.0 million, compared with US$86.8 million for the third quarter of 2021, mainly due to the decrease in revenue from Marketing Solutions.

Revenue from Marketing Solutions declined to US$25.0 million for the third quarter of 2022, compared with US$66.6 million for the third quarter of 2021, primarily because we strategically reduced lower margin and higher risk businesses within the Marketing Solutions segment. The decline in revenue from Marketing Solutions was also due to the tightened regulation targeting certain industries in which our clients operate and consumer sentiment with respect to the uncertainties of the macro economic environment from pandemic impact, which led to a broad-based advertising market slowdown in China.

Revenue from Enterprise Solutions was US$16.0 million for the third quarter of 2022, compared with US$20.3 million for the third quarter of 2021. The decline in revenue was primarily due to challenges from the pandemic and lockdowns, which affected the progress of our client on-boarding and solution implementation in 2022.

Gross profit for the third quarter of 2022 was US$9.2 million, compared with US$21.7 million for the third quarter of 2021, aligned with the decline in revenue. Gross profit margin decreased to 22.4% for the third quarter of 2022 from 25.0% for the third quarter of 2021, as a result of weak advertising market in China.

Total operating expenses were US$20.8 million for the third quarter of 2022, compared with US$24.1 million for the third quarter of 2021. The change is primarily due to a decrease in share-based compensation expenses as well as savings on staff cost and promotional expenses in connection with our cost optimization.

Operating loss was US$11.6 million for the third quarter of 2022, compared with US$2.3 million for the third quarter of 2021. This decline was as a result of the decrease in gross profit.

Goodwill impairment of US$3.7 million was recorded for the third quarter of 2022 for Marketing Solutions reporting unit. This partial, non-cash impairment charge was primarily due to the tailing impact of COVID-19 lockdowns, which resulted in a shortfall between the carrying value and the estimated fair value of this reporting unit as of September 30, 2022.

Net loss totalled US$19.4 million for the third quarter of 2022, compared with US$2.6 million for the third quarter of 2021, mainly attributed to operating loss of US$11.6 million, goodwill impairment of US$3.7 million and impairment of equity investments of US$3.4 million.

Net loss attributable to the Company’s shareholders per basic and diluted ADS for the third quarter of 2022 were US$0.19, compared with a net loss attributable to the Company’s shareholders per basic and diluted ADS of US$0.02 for the third quarter of 2021.

Adjusted EBITDA for the third quarter of 2022 was a loss of US$8.5 million, compared with earnings of US$3.6 million for the third quarter of 2021. For a reconciliation of the Company’s adjusted EBITDA from net loss, its most comparable GAAP measure, please refer to “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Adjusted net loss for the third quarter of 2022 was US$10.2 million, compared with an adjusted net income of US$0.8 million in the third quarter of 2021. For a reconciliation of the Company’s adjusted net (loss)/income from net loss, its most comparable GAAP measure, please refer to “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Gross billing3 was US$61.7 million for the third quarter of 2022, compared with US$195.4 million for the third quarter of 2021, primarily contributed by the contraction in Marketing Solutions segment.

As of September 30, 2022, the Company had cash and cash equivalents, time deposits and restricted cash of US$99.9 million, compared with US$88.7 million as of December 31, 2021.

Share Repurchase Program

On December 22, 2021, the Company announced a share repurchase program in which it may purchase its own ADSs with an aggregate value of up to US$20.0 million from January 1, 2022 to December 31, 2022. As of September 30, 2022, the aggregate value of purchased shares was approximately US$7.3 million.

Conference Call

The Company will host an earnings conference call at 8:00 AM U.S. Eastern Time on November 30, 2022 (9:00 PM Beijing/Hong Kong time on November 30, 2022). Participants may join the call through either of the below methods:

1.       Dial-in to the conference call:

Participants are asked to pre-register for the call via the following link:

https://s1.c-conf.com/diamondpass/10027062-wh4b2i.html

Please note that registered participants will receive their dial in number upon registration.

2.       Webcast:

Participants may also join a live and archived webcast of the call through the below link:

https://edge.media-server.com/mmc/p/28t5xvzq

A live and archived webcast of the conference call will be available on iClick’s investor relations website at https://ir.i-click.com.

A webcast replay of the call will be available approximately two hours after the end of the call through November 30, 2023. The webcast replay can be accessed through the above link.

3 Gross billing is defined as the aggregate dollar amount that clients pay the Company after deducting rebates paid and discounts given to.

About iClick Interactive Asia Group Limited

Founded in 2009, iClick Interactive Asia Group Limited (NASDAQ: ICLK) is a leading enterprise and marketing cloud platform in China. iClick’s mission is to empower worldwide brands to unlock the enormous market potential of smart retail. With its leading proprietary technologies, iClick's full suite of data-driven solutions helps brands drive significant business growth and profitability throughout the full consumer lifecycle. Headquartered in Hong Kong, iClick currently operates in eleven locations across Asia and Europe. For more information, please visit https://ir.i-click.com.

Non-GAAP Financial Measures

The Company uses adjusted EBITDA, adjusted net (loss)/income, and diluted adjusted net (loss)/income per ADS, each a non-GAAP financial measure, in evaluating the Company’s operating results and for financial and operational decision-making purposes. The Company believes that adjusted EBITDA, adjusted net (loss)/income, and diluted adjusted net (loss)/income per ADS help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in net loss. The Company believes that adjusted EBITDA and adjusted net (loss)/income provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects, assess operating performance on a consistent basis, and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Adjusted EBITDA, adjusted net (loss)/income, and diluted adjusted net (loss)/income per ADS should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA, adjusted net (loss)/income, and diluted adjusted net (loss)/income per ADS presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

These non-GAAP financial measures were presented with the most directly comparable GAAP financial measures together for facilitating a more comprehensive understanding of operating performance between periods.

Safe Harbor Statement

This announcement contains forward-looking statements, including those related to the Company’s business strategies, operations and financial performance. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's fluctuations in growth; its success in its strategic shift away from Marketing Solutions to focus on Enterprise Solutions; its success in implementing its SaaS + X business model; its success in structuring a CRM & Marketing Cloud platform; relative percentage of its gross billing recognized as revenue under the gross and net models; its ability to retain existing clients or attract new ones; its ability to retain content distribution channels and negotiate favourable contractual terms; market competition; market acceptance of online marketing technology solutions and enterprise solutions; effectiveness of its algorithms and data engines; its ability to collect and use data from various sources; ability to integrate and realize synergies from acquisitions, investments or strategic partnership; the duration of the COVID-19 outbreak and its potential impact on the Company’s business and financial performance; fluctuations in foreign exchange rates; general economic conditions in China and other jurisdictions where the Company operates; and the regulatory landscape in China and other jurisdictions where the Company operates. Further information regarding these and other risks is included in the Company's annual report on Form 20-F and other filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:	In the United States:
iClick Interactive Asia Group Limited	Core IR
Lisa Li	Tom Caden
Phone: +86-21-3230-3931 #866	Tel: +1-516-222-2560
E-mail: ir@i-click.com	E-mail: tomc@coreir.com

(financial tables follow)

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(US$’000, except share data and per share data, or otherwise noted, unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Revenue	41,028	86,817	126,482	231,379
Cost of revenue	(31,827)	(65,099)	(92,030)	(165,776)
Gross profit	9,201	21,718	34,452	65,603

Operating expenses
Research and development expenses	(2,370)	(2,270)	(6,788)	(6,330)
Sales and marketing expenses	(10,073)	(12,706)	(32,642)	(42,264)
General and administrative expenses	(8,376)	(9,081)	(33,720)	(24,830)
Total operating expenses	(20,819)	(24,057)	(73,150)	(73,424)
Operating loss	(11,618)	(2,339)	(38,698)	(7,821)
Interest expense	(373)	(1,180)	(1,686)	(3,195)
Interest income	355	277	1,004	509
Goodwill impairment	(3,730)	—	(28,675)	—
Other (losses)/gains, net	(3,857)	940	(5,990)	2,955
Loss before income tax expense and share of losses from an equity investee	(19,223)	(2,302)	(74,045)	(7,552)
Share of losses from an equity investee	(20)	(25)	(60)	(84)
Income tax expense	(157)	(305)	(358)	(1,869)
Net loss	(19,400)	(2,632)	(74,463)	(9,505)
Net loss attributable to noncontrolling interests	436	311	1,817	1,860
Net loss attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(18,964)	(2,321)	(72,646)	(7,645)

Net loss	(19,400)	(2,632)	(74,463)	(9,505)
Other comprehensive (loss)/income:
Foreign currency translation adjustment, net of US$nil tax	(798)	141	(3,706)	2,229

Comprehensive loss	(20,198)	(2,491)	(78,169)	(7,276)
Comprehensive loss attributable to noncontrolling interests	466	311	1,899	1,784
Comprehensive loss attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(19,732)	(2,180)	(76,270)	(5,492)

Net loss per ADS attributable to iClick Interactive Asia Group Limited’s ordinary shareholders[2]
— Basic	(0.19)	(0.02)	(0.72)	(0.08)
— Diluted	(0.19)	(0.02)	(0.72)	(0.08)

Weighted average number of ADS used in per share calculation:
— Basic	101,274,236	97,110,704	100,561,336	95,924,233
— Diluted	101,274,236	97,110,704	100,561,336	95,924,233

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Condensed Consolidated Balance Sheets

(US$’000, except share data and per share data, or otherwise noted, unaudited)

	As of September 30, 2022	As of December 31, 2021
Assets
Current assets
Cash and cash equivalents, time deposits and restricted cash	99,897	88,717
Accounts receivable, net of allowance for doubtful receivables of US$33,533 and US$22,786 as of September 30, 2022 and December 31, 2021 respectively	71,208	187,261
Other current assets	45,639	75,288
Total current assets	216,744	351,266

Non-current assets
Goodwill	51,775	81,674
Intangible assets	51,430	53,713
Other assets	36,292	21,081
Total non-current assets	139,497	156,468

Total assets	356,241	507,734

Liabilities and equity
Current liabilities
Accounts payable	31,565	66,587
Bank borrowings	39,116	75,530
Other current liabilities	60,718	58,728
Total current liabilities	131,399	200,845

Non-current liabilities
Other liabilities	15,890	15,300
Total non-current liabilities	15,890	15,300

Total liabilities	147,289	216,145
Equity
Ordinary shares – Class A (US$0.001 par value; 80,000,000 shares authorized as of September 30, 2022 and December 31, 2021, respectively; 43,734,301 shares and 42,865,515 shares issued and outstanding as of September 30, 2022 and December 31, 2021, respectively)	44	43
Ordinary shares – Class B (US$0.001 par value; 20,000,000 shares authorized as of September 30, 2022 and December 31, 2021, respectively; 5,034,427 shares issued and outstanding as of September 30, 2022 and December 31, 2021, respectively)	5	5
Treasury shares (5,284,300 shares and 2,323,802 shares as of September 30, 2022 and December 31, 2021, respectively)	(28,173)	(20,908)
Other reserves	232,573	305,212
Total iClick Interactive Asia Group Limited shareholders’ equity	204,449	284,352
Noncontrolling interests	4,503	7,237

Total equity	208,952	291,589

Total liabilities and equity	356,241	507,734

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Reconciliations of GAAP and Non-GAAP Results

(US$’000, except share data and per share data, or otherwise noted, unaudited)

Adjusted EBITDA represents net loss before (i) depreciation and amortization, (ii) interest expense, (iii) interest income, (iv) income tax expense, (v) share-based compensation, (vi) goodwill impairment, (vii) other losses/(gains), net, (viii) convertible notes and shares issuance cost, (ix) net loss attributable to non-controlling interests, (x) share of losses from an equity investee, and (xi) cost related to new business setup or acquisitions.

The table below sets forth a reconciliation of the Company’s adjusted EBITDA from net loss for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Net loss	(19,400)	(2,632)	(74,463)	(9,505)
Add/(less):
Depreciation and amortization	1,633	1,641	5,069	4,827
Interest expense	373	1,180	1,686	3,195
Interest income	(355)	(277)	(1,004)	(509)
Income tax expense	157	305	358	1,869
EBITDA	(17,592)	217	(68,354)	(123)
Add/(less):
Share-based compensation	334	3,424	3,478	12,270
Goodwill impairment[4]	3,730	—	28,675	—
Other losses/(gains), net[5]	4,676	(277)	9,732	(880)
Convertible notes and shares issuance cost[6]	—	—	—	202
Net loss attributable to noncontrolling interests[7]	379	191	1,407	1,740
Share of losses from an equity investee[8]	20	25	60	84
Cost related to new business setup or acquisitions[9]	—	—	3	54
Adjusted EBITDA	(8,453)	3,580	(24,999)	13,347

[4]	Goodwill impairment represents the shortfall between the carrying value and the estimated fair value of Marketing Solutions reporting unit due to the volatile digital advertising industry for 2022.
[5]	Other losses/(gains), net have been adjusted out, except for amounts of US$819 thousand, US$663 thousand, US$3,742 thousand and US$2,075 thousand in relation to government grants for the three months ended September 30, 2022 and 2021 and for the nine months ended September 30, 2022 and 2021, respectively.
[6]	Convertible notes and shares issuance cost represents legal and professional fee for the issue of convertible notes and shares.
[7]	Net loss attributable to non-controlling interests has been adjusted back because the Company’s management regularly reviews EBITDA excluding non-controlling interests as a measure of its operational performance.
[8]	Share of losses from an equity investee represents share of losses incurred by the Company’s Thailand business operated through an equity investee over which the Company has significant influence, and which is not considered to be a part of the core business that the Company operates through its consolidated entities.
[9]	Cost related to new business setup or acquisitions represents transaction cost (e.g. legal and professional fee) in connection therewith.

Adjusted net (loss)/income represents net loss before (i) share-based compensation, (ii) goodwill impairment, (iii) other losses/(gains), net, (iv) convertible notes and shares issuance cost, (v) net loss attributable to non-controlling interests, and (vi) share of losses from an equity investee, and (vii) cost related to new business setup or acquisitions. There is no material tax effects on these non-GAAP adjustments.

The table below sets forth a reconciliation of the Company’s adjusted net (loss)/income from net loss for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Net loss	(19,400)	(2,632)	(74,463)	(9,505)
Add/(less):
Share-based compensation	334	3,424	3,478	12,270
Goodwill impairment[4]	3,730	—	28,675	—
Other losses/(gains), net[5]	4,676	(277)	9,732	(880)
Convertible notes and shares issuance cost[6]	—	—	—	202
Net loss attributable to noncontrolling interests[7]	455	287	1,798	1,836
Share of losses from an equity investee[8]	20	25	60	84
Cost related to new business setup or acquisitions[9]	—	—	3	54
Adjusted net (loss)/income	(10,185)	827	(30,717)	4,061

The diluted adjusted net (loss)/income per ADS for the periods indicated are calculated as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Net loss:	(19,400)	(2,632)	(74,463)	(9,505)
Add: Non-GAAP adjustments to net loss	9,215	3,459	43,746	13,566
Adjusted net (loss)/income	(10,185)	827	(30,717)	4,061

Denominator for net loss per ADS - Weighted average ADS outstanding	101,274,236	97,110,704	100,561,336	95,924,233

Denominator for diluted adjusted net (loss)/income per ADS - Weighted average ADS outstanding	101,274,236	102,437,548	100,561,336	101,251,077

Diluted net loss per ADS	(0.19)	(0.03)	(0.74)	(0.10)
Add: Non-GAAP adjustments to net loss per ADS[2]	0.09	0.04	0.43	0.14
Diluted adjusted net (loss)/income per ADS[2]	(0.10)	0.01	(0.31)	0.04